UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 17, 2024

SOUTHERN CALIFORNIA BANCORP

(Exact name of registrant as specified in its charter)

California	001-41684	84-3288397
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

12265 El Camino Real, Suite 210
San Diego, California	92130
(Address of principal executive offices)	(Zip Code)

(844) 265-7622

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	BCAL	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 5.03 Amendment to Articles of Incorporation or Bylaws; Change in Fiscal Year

As discussed more fully below, on July 17, 2024, Southern California Bancorp (the “Company”) amended its Bylaws to change the allowable range of members of the board of directors to seven (7) to thirteen (13) from its previous range of six (6) to eleven (11). A copy of the as-amended Bylaws is attached to this report as Exhibit 3.1.

Item 5.07 Submission of Matters to a Vote of Security Holders

On July 17, 2024, the Company held a special meeting of shareholders (the “Special Meeting”) to consider certain proposals relating to the Company’s proposed merger (the “Merger”) with California BanCorp (“CBC”), upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger and Reorganization, dated as of January 30, 2024, by and between the Company and CBC (the “Merger Agreement”).

At the Special Meeting, the Company’s shareholders voted on the proposals listed below, each of which was described in the Company’s definitive proxy statement filed with the Securities and Exchange Commission on June 3, 2024:

1.	To approve the principal terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger (the “Merger Proposal”);

2.	To approve an amendment to the Company’s bylaws to change the allowable range of members of the board of directors to seven (7) to thirteen (13) from its current range of six (6) to eleven (11) (the “Bylaw Amendment”).

3.	To approve an amendment to the Company’s articles of incorporation to change the name of the Company from Southern California Bancorp to California BanCorp (“Name Change”).

4.	To approve an amendment to the Company’s articles of incorporation to remove Article Eight to remove the supermajority approval requirement for certain stock issuances (“Articles Amendment”).

5.	To approve the adjournment or postponement of the Special Meeting, if necessary or appropriate, including to solicit additional proxies to approve the Merger and Merger Agreement (the “Adjournment Proposal”).

As of the close of business on May 31, 2024, the record date for the Special Meeting, there were 18,540,104 outstanding shares of common stock, no par value, of the Company (“Common Stock”), each of which was entitled to cast one vote on each matter properly brought before the Special Meeting. At the Special Meeting, a total of 16,362,357 shares of Common Stock, representing approximately 88% of the shares of Common Stock outstanding and entitled to vote, were present either in person or by proxy, constituting a quorum to conduct business.

Proposal 1 Approval of Merger and Merger Agreement

The shareholders voted to approve the Merger Proposal. The voting results were as follows:

For	Against	Abstain	Broker Non Votes
14,804,800	2,303	5,210	1,550,044

Proposal 2 Approval of Bylaw Amendment

The shareholders voted to approve the Bylaw Amendment proposal. The voting results were as follows:

For	Against	Abstain	Broker Non Votes
16,344,702	7,759	9,896	0

Proposal 3 Approval of Name Change

The shareholders voted to approve the Name Change proposal. The voting results were as follows:

For	Against	Abstain	Broker Non Votes
16,349,300	3,161	9,896	0

Proposal 4 Approval of Articles Amendment

The shareholders voted to approve the Articles Amendment proposal. The voting results were as follows:

For	Against	Abstain	Broker Non Votes
14,675,687	125,775	10,851	1,550,044

Proposal 5 Adjournment

The shareholders voted to approve the Adjournment proposal. The voting results were as follows:

For	Against	Abstain	Broker Non Votes
14,698,731	106,670	6,912	1,550,044

Item 8.01 Other Events

On July 18, 2024, the Company and CBC issued a joint press release announcing shareholder approval of the Merger Agreement. A copy of the press release is attached to this report as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description
3.1	As-Amended Bylaws
99.1	Joint Press Release dated July 18, 2024.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

FORWARD-LOOKING STATEMENTS

This communication may contain certain forward-looking statements, including but not limited to certain plans, expectations, projections and statements about the benefits of the proposed Merger, the timing of completion of the Merger, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. All statements other than statements of historical fact, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as “expect,” “anticipate,” “believe,” “intend,” “estimate,” “plan,” “target,” “goal,” or similar expressions, or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by the Private Securities Litigation Reform Act of 1995.

Factors that could cause or contribute to results differing from those in or implied in the forward-looking statements include but are not limited to the occurrence of any event, change or other circumstances that could give rise to the right of CBC or the Company to terminate their agreement with respect to the Merger; the outcome of any legal proceedings that may be instituted against CBC or the Company; delays in completing the Merger; the failure to satisfy any of the conditions to the Merger on a timely basis or at all; the ability to complete the Merger and integration of CBC and the Company successfully; costs being greater than anticipated; cost savings being less than anticipated; changes in economic conditions; the risk that the Merger disrupts the business of CBC, the Company or both; difficulties in retaining senior management, employees or customers; the impact of bank failures or other adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; and other factors that may affect the future results of CBC and the Company. Additional factors that could cause results to differ materially from those described above can be found in CBC’s Annual Report on Form 10-K for the year ended December 31, 2023 which is on file with the Securities and Exchange Commission (the “SEC”) and is available in the “Investor Relations” section of CBC’s website, www.californiabankofcommerce, in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 which is on file with the SEC and is available in the “Investor Relations” section of the Company’s website, www.banksocal.com, and in other documents that CBC and the Company file with the SEC. Investors may obtain free copies of these documents and other documents filed with the SEC on its website at www.sec.gov.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither CBC nor the Company assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHERN CALIFORNIA BANCORP

Date: July 18, 2024	By:	/s/ MANISHA K. MERCHANT
Manisha K. Merchant
Executive Vice President, General Counsel and Corporate Secretary